	Clark Wilson LLP
Reply Attention of: Ethan P. Minsky
	Barristers & Solicitors
Direct Tel. 604.643.3151
	Patent & Trade-mark Agents
EMail Address epm@cwilson.com
	800-885 W Georgia Street
Our File No. 33630 -0001/ CW5908080.2
	Vancouver, BC Canada V6C 3H1

	Tel.	604.687.5700

	Fax	604.687.6314

January 8, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Dear Sirs:

Re:	Manas Petroleum Corporation (the “Company”)
Form 10-K for the Fiscal Year December 21, 2011
Filed March 30, 2012
File No. 333-107002

     We are counsel to the Company. We write in response to your letter dated December 21, 2012 with respect to the above-noted filing of the Company. The Company is preparing the responses for your comments. The Company expects to provide responses to your comments by no later than January 18, 2013.

     Should you have any questions, please do not hesitate to contact the writer directly at (604) 643-3151.

Yours truly,

CLARK WILSON LLP

Per: /s/ Ethan P. Minsky

Ethan P. Minsky

EPM/JHS

cc:	Manas Petroleum Corporation Attention: Peter-Mark Vogel

www.cwilson.com